UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

TREDEGAR CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of class of securities)

894650 100

(CUSIP NUMBER)

John D. Gottwald

William M. Gottwald

James T. Gottwald

Residual 10-Year CLAT UA FDGJR Living Trust

c/o John D. Gottwald

Westham Partners

9030 Stony Point Parkway, Suite 505

Richmond, Virginia 23235

Telephone No. 804-560-6961

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

William I. Sanderson, Esq.

John B. Cornelius, Esq.

McGuireWoods LLP

800 East Canal Street

Richmond, Virginia 23219

Telephone No. 804-775-1000

January 29, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP NO. 894650 100	13D	Page 2 of 8

1	NAMES OF REPORTING PERSON John D. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,917,639
	8	SHARED VOTING POWER 5,198,091
	9	SOLE DISPOSITIVE POWER 1,917,639
	10	SHARED DISPOSITIVE POWER 5,198,091

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,115,730
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%(1)
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 894650 100	13D	Page 3 of 8

1	NAMES OF REPORTING PERSON William M. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,895
	8	SHARED VOTING POWER 5,044,035
	9	SOLE DISPOSITIVE POWER 68,895
	10	SHARED DISPOSITIVE POWER 5,044,035

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,112,930
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%(1)
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 894650 100	13D	Page 4 of 8

1	NAMES OF REPORTING PERSON James T. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,000
	8	SHARED VOTING POWER 5,137,838
	9	SOLE DISPOSITIVE POWER 40,000
	10	SHARED DISPOSITIVE POWER 5,137,838

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,177,838
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%(1)
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 894650 100	13D	Page 5 of 8

1	NAMES OF REPORTING PERSON Residual 10-Year CLAT UA FDGJR Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,394,646
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,394,646

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,394,646
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%(1)
14	TYPE OF REPORTING PERSON OO

*

Amendment No. 14 amends and supplements Amendment Nos. 1 through 13 to the statement on Schedule 13D initially filed on August 15, 1989 with respect to shares of common stock (the “Common Stock”) of Tredegar Corporation (the “Issuer”), and serves as the initial Schedule 13D filing for Reporting Person Residual 10-Year CLAT UA FDGJR Living Trust. The purpose for the filing of this Amendment No. 14 is to update and supplement the information regarding the percentages of the Common Stock beneficially owned by John D. Gottwald, William M. Gottwald, James T. Gottwald and their immediate families, and to update the Reporting Persons to remove the Floyd D. Gottwald Jr. Living Trust and to add the Residual 10-Year CLAT UA FDGJR Living Trust, who received the Common Stock beneficially owned by Floyd D. Gottwald, Jr. Living Trust.

[1]

In computing the percentage ownership, each of the Reporting Persons assumed that there are 34,408,638 shares of common stock outstanding, as reported by Tredegar Corporation in its Quarterly Report on Form 10-Q for the period ended September 30, 2023, as filed with the Securities and Exchange Commission on November 9, 2023.

Item 1.	Security and Issuer.

This statement relates to the Common Stock of the Issuer, a Virginia corporation having its principal executive offices at 1100 Boulders Parkway, Richmond, Virginia 23225.

Item 3.	Source and Amount of Funds or Other Consideration.

Since the filing of Amendment No. 13, John D. Gottwald and William M. Gottwald acquired shares pursuant to quarterly awards under the Issuer’s director compensation program. In addition, William M. Gottwald’s aggregate beneficial holdings also decreased following his resignation as trustee or co-trustee of three trusts that held shares of Common Stock.

James T. Gottwald has not acquired shares of Common Stock since the filing of Amendment No. 13.

The Residual 10-Year CLAT UA FDGJR Living Trust received 2,394,646 shares of Common Stock on January 29, 2024, with such shares distributed from the Floyd D. Gottwald, Jr. Living Trust to the Residual 10-Year CLAT UA FDGJR Living Trust, as beneficiary of such shares, pursuant to the terms of Floyd D. Gottwald, Jr. Living Trust governing documents.

Item 4.	Purpose of the Transaction.

Item 4 is further amended by adding the following: The information set forth in Items 3 and 6 of this Amendment No. 14 to the statement on Schedule 13D is incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)	Amount Beneficially Owned: 7,325,887 shares[2]

Percentage of Class Owned: 21.3%

(b)	Number of shares as to which such persons have:

(i)	sole power to vote or to direct the vote – 2,026,534

(ii)	shared power to vote or to direct the vote – 5,299,353

(iii)	sole power to dispose of or to direct the disposition of – 2,026,534

(iv)	shared power to dispose of or to direct the disposition of – 5,299,353

[2]

This does not include any shares held by the adult children of John D. Gottwald, William M. Gottwald and James T. Gottwald who do not live with their fathers, which shares aggregate less than 1%. The filing of this statement shall not be construed as an admission that, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, James T. Gottwald, John D. Gottwald and William M. Gottwald are the beneficial owners of the shares described in Items 5(b)(ii) and (iv). See Item 5(d).

(c)

On January 29, 2024, the Residual 10-Year CLAT UA FDGJR Living Trust received 2,394,646 shares of Common Stock as a distribution from the Floyd D. Gottwald, Jr. Living Trust as a beneficiary of such trust. There have been no transactions by John D. Gottwald, William M. Gottwald or James T. Gottwald in the past 60 days involving shares of the Issuer’s Common Stock.

(d)

Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 5,299,353 of the shares described in Items 5(b)(ii) and (iv). However, none of any such person’s individual interest relates to more than five percent of the class of securities for which this Form is filed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

John D. Gottwald, William M. Gottwald and James T. Gottwald are brothers, and all three serve as trustees to the Residual 10-Year CLAT UA FDGJR Living Trust. This form is being filed because the Reporting Parties could be deemed to be a group for purposes of Schedule 13D even though there is no agreement between them with respect to the acquisition, retention, disposition or voting of shares of the Issuer’s Common Stock.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between John D. Gottwald, William M. Gottwald and James T. Gottwald and any other person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

1.

Agreement between John D. Gottwald, William M. Gottwald, James T. Gottwald and the Residual 10-Year CLAT UA FDGJR Living Trust with respect to the filing of this Amendment No. 14 to the statement to Schedule 13D.

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2024	/s/ John D. Gottwald
John D. Gottwald

/s/ William M. Gottwald
William M. Gottwald

/s/ James T. Gottwald
James T. Gottwald

Residual 10-Year CLAT UA FDGJR Living Trust

/s/ James T. Gottwald, as trustee
By: James T. Gottwald, as trustee